Contact

www.linkedin.com/in/monicakeen (LinkedIn)
www.monicaethayananth.com/ (Personal)

Top Skills

QuickBooks
Payroll Processing
Advanced excel

Languages

Tamil
Malayalam
English

Publications

international journal of innovative research in computer and communication engineering

Monica K.

Driving Growth Through Strategic Finance | Forecasting, Risk|Client-Focused | BI Dashboards |Python, Tableau, SQL
Atlanta, Georgia, United States

Summary

I'm a strategic finance leader with 7+ years of experience translating complex data into actionable insights that drive business growth, enhance client outcomes, and enable confident decision-making.
My background spans high-growth startups and Fortune 100 environments, where I've delivered financial forecasts, partner analytics, and executive dashboards that shape performance across capital planning, asset utilization, and market strategy.
Currently, I'm pivoting into equipment finance and leasing, where I bring a unique mix of financial modeling, client opportunity analysis, and stakeholder collaboration. At CharaChorder and Samsung, I worked closely with cross-functional teams to automate financial reporting, identify high-value client segments, and support strategic deal flow. I've also built forecasting tools and cash flow models to inform executive planning and risk decisions.
What sets me apart is my ability to combine technical fluency (Python, SQL, Tableau, Excel) with business acumen and storytelling. I thrive on solving complex problems, working across departments, and identifying strategic opportunities that align client needs with smart financial solutions.
I'm particularly excited about roles that sit at the intersection of finance, credit, and relationship management — especially within sectors like food, agribusiness, or capital-intensive industries.
Let's connect if you're seeking a results-driven, data-powered leader to help bring clarity and growth to your lending and finance initiatives.

Experience

Spur Haptics Inc (Formerly CharaChorder Inc) April 2026 - Present
CharaChorder
7 years 1 month

Senior Financial Analyst
May 2022 - Present (4 years 3 months)

As a senior Financial Analyst at Charachorder, I played a key role in driving strategic growth through data-backed financial planning, automation, and performance monitoring.

I partnered with executive leadership to support a data-driven customer acquisition strategy that contributed to strong year-over-year profit growth. To strengthen financial planning and operational clarity, I developed automated budgeting and forecasting models, which improved accuracy and streamlined decision-making.

To boost visibility into business performance, I built and deployed weekly KPI dashboards in Tableau and Excel, helping cross-functional teams stay aligned and improve overall productivity. I also implemented automation workflows that significantly enhanced the efficiency of reporting and financial data processes, reducing the risk of manual errors and enabling faster insights.

I thrive in fast-moving environments where analytical rigor and financial discipline are essential. My focus is on creating scalable financial systems and delivering insights that support long-term value creation and operational excellence.

Freelance Part Time (Software Developer)
July 2019 - Present (7 years 1 month)

Samsung Electronics America
Data Analyst- Finance and Operations
March 2020 - May 2022 (2 years 3 months)
Plano, Texas, United States

As a Data and Financial Analyst at Samsung, I delivered strategic insights and analytics that empowered executive decision-making and partner success.

I led the development of Tableau dashboards to monitor sales performance by carrier and region, giving stakeholders real-time visibility into key trends and enabling proactive decision-making. I partnered with leadership in monthly business reviews to drive pricing and partnership strategies rooted in data.

To elevate customer insights, I engineered an NLP-driven customer satisfaction analysis platform using Python and custom ETL pipelines — unlocking powerful sentiment analysis at scale. These efforts supported

Samsung's broader operational goals and played a key role in securing high-value deals by providing timely, data-backed recommendations.

I bring a strong mix of technical ability and business acumen, and I thrive at the intersection of data, strategy, and communication.

Darwin Ecosystem
1 year 9 months

Data Scientist-Financial modeling
September 2018 - November 2019 (1 year 3 months)
Dallas/Fort Worth Area

• Research in integrating Semantic Web technologies into the Big Data analytics infrastructure.
• Developed scalable, distributed Big Data architectures for several research projects.
• Developed a Natural Language Processing personality insight application using IBM Watson on Blue-mix cloud platform
• Build a LSTM back-propagation model to process NLP using python.
• Build exploratory data visualization pipelines for quick visual diagnosis using R and Python.
• Extract structured tidy data from unstructured text logs using Pandas.
• Build the Backend PostGre Sql database schema and architecture.
• Designed and build a Stock market predicting model using ANN, ARIMA and regression for commodities.
• Increased Clients investments by providing detailed Statistical reports about their customers purchasing habits.
Keywords: research, Big Data, Semantic Web, machine learning, cloud computing, Python, R, Tableau, SQL, NLP,Pandas,Numpy, tensorflow, Scikit, Keras

Data Analyst
March 2018 - August 2018 (6 months)
Dallas/Fort Worth Area

• Analyzed market trends and the competitive landscape to understand opportunities and potential value.
• Created new data repositories from scratch.
• Collaborated with department managers to create monthly reports for workforce planning.
• Collected and analyzed data, provided recommendations from a statistical data analysis perspective using R

• Helped to resolve a large, critical data error to prevent company liability and pet patient-care impact for Pet Pit Stop.

• Used Tableau, Excel and Watson Cognos to report various findings from the data.

• Provided analytic support for work process improvements and resources optimization.

• Provided data reports and analytics to internal and external clients.

• Researched new growth opportunities in digital industry.

• Tracked key-performance indicators, reported to founders and investors.

• Translate the results of an analysis into easily understood presentation materials.

Keywords: research, project management, team management, Data Analysis, R, Excel, Python, IBM Watson, Tableau, Excel

Darwin Ecosystem
Software Developer Internship
December 2017 - February 2018 (3 months)
Dallas/Fort Worth Area

• Requirement elicitation from client

• Responsible for creating user friendly android application.

• Integrating elements of graphics into design

• Readable and documented code

University of Texas
Web Developer
October 2016 - January 2018 (1 year 4 months)
Arlington

Responsibilities:

• Updating the college websites in accordance with modern web standards.

• Maintaining existing websites and various web-based applications.

• Creating new prototypes for the college websites.

• Creating mobile friendly websites.

• Designing and updating policies, procedures & forms.

• Creating custom calculators for the payroll department.

• Testing, Maintaining and providing support to all live websites on campus.

Startup
Software Architect Intern
May 2017 - August 2017 (4 months)
Orange County, California Area

• Worked on an Agile Insurance processing and analyzing Software.

• Responsible for Requirement Elicitation.

• Created use case and UML diagrams.

• Designed the wire frames for the Insurance Software

Edge Solutions
Intern
May 2016 - July 2016 (3 months)
India

• Created a Data Repository of all existing Anna University Question bank.

• Performed a detailed user requirement elicitation.

• Developed an android application making available all questions, lectures note available to different engineering major for Anna University students.

Education

The University of Texas at Arlington
Master of Science - MS, Computer Science · (2016 - 2018)

Anna University
Bachelor's in Engineering, Computer Science and Engineering · (2012 - 2016)

velammal matriculation school
Higher Secondary School, Mathematics and Biology · (2010 - 2012)

Bhavans Rajaji Vidhyasram
High School · (1997 - 2010)